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September 27, 2006		Writer’s Direct Contact
858.720.7912
njensen@mofo.com

Via Edgar and Telefacsimile (202) 772-9206

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Janice McGuirk

Re:	Catcher Holdings, Inc. (the “Company”)

Registration Statement on Form SB-2

File No. 333-133579

Ladies and Gentlemen:

This letter and the attached page from the Company’s Registration Statement on Form SB-2 (originally filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2006) are being informally provided to the staff of the Commission (the “Staff”) in order to set forth the Company’s proposed response to Comment #3 included in a letter from the Staff to the Company dated September 11, 2006. For convenience, the full text of Comment #3 has been incorporated into this letter.

Risk Factors, page 9

3.	We note your supplemental response to the second comment of our last letter. The second paragraph of your response suggests that the registrant was aware of its lack of compliance with the federal securities laws when it filed the three Form S-8 registration statements. It would appear appropriate to disclose this matter and explain the possible adverse effects on the registrant as a result.

Proposed Response to Comment #3

The Company proposes to respond to Comment #3 by revising the risk factor disclosure as set forth on the attached page from the Registration Statement. The result of the revision is

Securities and Exchange Commission

September 27, 2006

Page Two

to highlight the potential adverse consequences to the Company from non-compliance with Rule 419. Further, for purposes of the statute of limitations, the Company takes the position that the individuals who purchased securities under the three Form S-8 registration statements should have known that such registration statements did not comply with Rule 419. However, the Company does not believe that its management was in fact aware of any lack of compliance with Rule 419 at the time the three Form S-8 registration statements were filed.

The Company appreciates the willingness of the Staff to informally review its proposed response to Comment #3. The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any questions regarding this letter to me at (858) 720-7912 or to Jeremy Glaser at (858) 720-5103. My facsimile number is (858) 523-2848,

Sincerely,

/s/ J. Nathan Jensen
J. Nathan Jensen

cc:	Charles Sander, Catcher Holdings, Inc.

Ira Tabankin, Catcher Holdings, Inc.

Debra Hoopes, Catcher Holdings, Inc.

Jeremy Glaser, Esq., Morrison & Foerster LLP

We did not report in any required filing with the SEC that our charter was revoked by the state of Delaware for failing to file annual reports and pay annual state franchise taxes and we may face penalties or be subject to an enforcement action by the SEC which could have an adverse effect on the price of our common stock.

On March 1, 2001, the State of Delaware revoked our charter for failure to file our annual report with the State of Delaware for the years 1999 and 2000 and failure to pay our franchise tax for those years. On May 29, 2003, we filed a Form 10-SB with the SEC to become a reporting company. We amended the Form 10-SB in July 2003. Our charter in the State of Delaware was revived on March 31, 2005 after payment of franchise taxes due with penalties and interest in an amount equal to $592.40. During the period since becoming a reporting company until we filed our amended 8-K on July 15, 2005 (the “Omission Period”), we had not reported the fact of such revocation on any report or Form that we have filed or are required to file with the SEC, including quarterly and annual reports (including the annual report that was filed by us on March 31, 2005) and the Form S-8 filed by us in connection with our registration of certain of our shares on May 6, 2004. We may be subject to potential liability to stockholders who purchased securities from us during the Omission Period. The omission may also subject us to possible liability for violation of the regulations of the SEC under the Securities Act and the Securities Exchange Act. While we have obtained written waivers of liability from our stockholders who purchased our securities during the Omission Period, we offer no opinion on the effect of such waivers or whether or not the SEC would exercise its enforcement discretion and if it did, what action, if any, it would take.

We may be subject to liability for failure to comply with Rule 419 under the Securities Act.

Prior to the Acquisition of Catcher Inc., we filed three registration statements on Form S-8 that did not comply with the requirements of Rule 419 under the Securities Act. Rule 419 requires a blank check company to comply with certain escrow, disclosure, notice and other requirements when registering securities under the Securities Act. The SEC may bring an enforcement action or commence litigation against us for failure to comply with Rule 419. In addition, purchasers in the offerings registered under the three registration statements may sue us for failure to comply with Rule 419 and/or may bring rescission claims against us. If any claims or actions were to be brought against us relating to our lack of compliance with Rule 419, we could be subject to penalties (including criminal penalties), required to pay fines, make damages payments or settlement payments, or repurchase the securities that were sold in the offerings registered under the three registration statements. In addition, any claims or actions could force us to expend significant financial resources to defend ourselves, could divert the attention of our management from our core business and could harm our reputation. However, we believe that the potential liability for any rescission claims to individuals who purchased securities from us under the registration statements on Form S-8 would be immaterial to our financial condition.

We have incurred losses since inception and expect to continue to incur losses for the foreseeable future. We will require additional capital financing in connection with our planned expansion of operations and may have difficulty obtaining such additional capital on acceptable terms or at all. If adequate funds are not available, we may be required to curtail our operations, or obtain funds on unfavorable terms. These factors create a substantial doubt about our ability to continue as a going concern.

We do not believe that our available resources may be sufficient alone, without additional sources of financing, to adequately scale production of the product, and expect to incur operating losses for the foreseeable future. If revenues from operations are insufficient to support our planned expansion of operations, we will need to access additional equity or debt capital. If public or private financing is not available when needed or is not available on terms acceptable to us, our growth and revenue-generating plans may be materially impaired. Such results could have a material adverse effect on our financial condition, results of operations and future prospects.

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